May 10, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Clampitt

Re:	Midland States Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on April 29, 2016
File No. 333-210683

Dear Mr. Clampitt:

On behalf of Midland States Bancorp, Inc. (the “Company”), we are writing in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 10, 2016 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently herewith, the Company has filed Amendment No. 2 (“Amendment No. 2”) to the Registration Statement with the Commission.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on April 29, 2016; page numbers and other similar references used in the Company’s responses refer to Amendment No. 2.

Non-GAAP Financial Measures

Core Earnings Metrics, page 51

1.                                      You disclose that management uses the non-GAAP measure “core earnings” to assess the performance of your core business and the strength of your capital position. Please revise this disclosure in future filings to remove any reference to core operating results given that your non-GAAP adjustments associated with your write-downs of real estate owned and write-downs of mortgage servicing rights appear to be directly attributable to your operations.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure to remove the adjustments for impairment on mortgage servicing rights, gain (loss) on sales of other real estate owned, and impairment / write-down of other real estate owned.  In addition, the Company has revised the disclosure to identify the non-GAAP earnings metrics as “adjusted,” instead of “core” earnings.  See pages 6, 7, 12, 13, 47, 48, 51, 127 and 128 of Amendment No. 2.

2.                                      Please tell us how you determined that write-downs of real estate owned and write-downs of mortgage servicing rights are not part of your core operations. Refer to Item 10(e)(ii)(B) of Regulation S-K.

200 West Madison Street, Suite 3900   |   Chicago, Illinois 60606   |   T. 312.984.3100   |   F. 312.984.3150   |   bfkn.com

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the manner described above.  See pages 6, 7, 12, 13, 47, 48, 51, 127 and 128 of Amendment No. 2.

* * * * *

The Company believes the foregoing provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (312) 629-7470.

Sincerely,

/s/ William C. Fay

William C. Fay

cc:                                Jeffrey G. Ludwig, Midland States Bancorp, Inc.

Douglas J. Tucker, Midland States Bancorp, Inc.